SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BEVERLY HILLS BANCORP INC.

(Name of Subject Company (Issuer))

BEVERLY HILLS BANCORP INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

087866109

(CUSIP Number of Class of Securities)

Larry B. Faigin

Chief Executive Officer

Beverly Hills Bancorp Inc.

23901 Calabasas Road, Suite 1050

Calabasas, CA 91302

(818) 223-8084

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of Filing Persons)

Copy to:

Alan B. Spatz, Esq.

Troy & Gould P.C.

1801 Century Park East, Suite 1600

Los Angeles, CA 90067

(310) 553-4441

July 14, 2006

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation*	**Amount of Filing Fee
$27,500,000	$2,942.50

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,750,000 shares of common stock at $10.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for the Fiscal Year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.

☑ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,942.50

Form or Registration Number: SC TO-I, File No. 5-49579

Filing Party: Beverly Hills Bancorp Inc.

Date Filed: May 22, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTION

This final amendment (the “Amendment”) to the Tender Offer Statement on Schedule TO is filed by Beverly Hills Bancorp Inc., a Delaware corporation (the “Company”), and relates to the offer by the Company (the “Offer”) to purchase up to 2,750,000 shares of its common stock, par value $0.01 per share, at a price not greater than $9.50 per share nor less than $9.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 14, 2006, and in the related Letter of Transmittal dated July 14, 2006.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer.

Item 12. Exhibits

Item 12 of the Schedule TO is amended by adding the following exhibit:

(a)(8)	Press Release dated August 16, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2006	BEVERLY HILLS BANCORP INC.

	By:	/s/ Larry B. Faigin
	Name:	Larry B. Faigin
	Title:	Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)*	Form of Offer to Purchase dated July 14, 2006.

(a)(1)(B)*	Letter of Transmittal (including Substitute Form W-9).

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 14, 2006.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated July 14, 2006.

(a)(1)(F)*	Letter to Stockholders from the Chief Executive Officer of the Company dated July 14, 2006.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)*	Press Release dated May 22, 2006, incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(a)(6)*	Press Release dated July 14, 2006.

(a)(7)*	Press Release dated August 7, 2006.

(a)(8)	Press Release dated August 16, 2006.

(b)(1)*	Form of Beverly Hills Bancorp Inc. Floating Rate Junior Subordinated Debt Security due 2036, incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(2)*	Amended and Restated Declaration of Trust among Beverly Hills Bancorp Inc., as sponsor, the Administrators named therein, and Wilmington Trust Company, as institutional and Delaware trustee, incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(3)*	Guarantee Agreement between Beverly Hills Bancorp Inc. and Wilmington Trust Company, as guarantee trustee., incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(b)(4)*	Indenture between Beverly Hills Bancorp Inc. and Wilmington Trust Company, as indenture trustee, incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed with the Commission on May 22, 2006.

(d)(1)*	1999 Equity Participation Plan, incorporated by reference to Exhibit 10.21 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2000.

(d)(2)*	2002 Equity Participation Plan, incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q filed with the Commission on August 14, 2002.

*	Previously filed.